3161 MICHELSON DRIVE • SUITE 800 • IRVINE, CALIFORNIA 92612.4408

TELEPHONE: +1.949.851.3939 • FACSIMILE: +1.949.553.7539

DIRECT NUMBER: (949) 553-7528 JBEESON@JONESDAY.COM

July 5, 2019

Mr. Tim Buchmiller

Mr. Russel Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, DC 20549

Re:	New Misonix, Inc.

Registration Statement on Form S-4

Filed May 29, 2019

File No. 333-231797

Dear Messrs. Buchmiller and Mancuso:

On behalf of our client, New Misonix, Inc. (“New Misonix” or the “Company”), set forth below are the responses of New Misonix to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 26, 2019 regarding New Misonix’s registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on May 29, 2019, File No. 333-231797. In connection with this letter, New Misonix is today filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) by EDGAR. We are separately furnishing to the Staff courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 unless indicated otherwise.

Registration Statement on Form S-4 filed May 29, 2019

About this Joint Proxy and Consent Solicitation Statement/Prospectus, page (i)

1.

Please tell us the intended purpose and effect of the last sentence in this section. Include in your response whether you believe the named entities are experts for purposes of Section 11 of the Securities Act.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT

DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO

SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, the disclosure on page i of Amendment No. 1 has been revised to delete the last sentence in this section. Additionally, we respectfully submit that the named entities are not experts for purposes of Section 11 of the Securities Act.

What indemnification obligations will I have as Solsys unitholder under the merger agreement upon completion of the transactions?, page 8

2.	Please clarify if the satisfaction of any of these obligations will be limited to the shares held in escrow.

Response: In response to the Staff’s comment, the disclosure on page 9 of Amendment No. 1 has been revised.

Description of Support Agreements, page 20

3.

We note your reference to the agreements to vote. We also note the irrevocable proxy like in section 4 of exhibit 10.2. Please provide us your analysis supporting your conclusions regarding whether offers and sales of the securities registered for sale have already been made and completed. For guidance, see the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretation 239.13 available on the Commission’s website.

Response: In response to the Staff’s comment, we respectfully submit that offers and sales of the securities registered for sale on the Registration Statement have not commenced.

Pursuant to the guidance in Compliance and Disclosure Interpretation, Securities Act Sections, Interpretive Responses Regarding Particular Situations, No. 239.13 (“C&DI No. 239.13”), an acquiring company may seek a commitment from principal security holders of a target company to vote in favor of a business combination transaction, and the Staff has not objected to the registration of offers and sales of the acquiring company’s securities where:

•	the agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

•	the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI No. 239.13 further states that the Staff has objected to the registration on Form S-4 of the offer and sale of securities on Form S-4 if, prior to such registration, the persons who entered into such agreement also deliver written consents approving the business combination transaction.

In connection with the transaction, the voting agreements involve only executive officers, directors and holders of 5% or more of the voting securities of Solsys and Misonix, respectively, the persons signing the lock-up agreements collectively own less than 100% of the voting equity of Solsys and Misonix, respectively, and votes are being solicited from unitholders of Solsys and shareholders of Misonix, respectively, who have not signed the support agreements via written consent. Further, the persons signing the voting agreements have not delivered written consents approving the transaction.

Based on the above, New Misonix believes that the business combination and the associated support agreements clearly fall within the conditions provided in C&DI 239.13 and that the issuance of New Misonix’s stock to Solsys unitholders and Misonix shareholders, respectively, on a registered basis is appropriate.

In addition, we understand that the Staff has questions regarding the irrevocable proxies that were granted by Solsys unitholders in connection with the entry into support agreements. In particular, an analysis as to why the irrevocable proxies are, for purposes of Section 5 of the Securities Act of 1933, distinguishable from executed written consents, which, as noted above, pursuant to C&DI 239.13 would be deemed to constitute offers and sales that have already been made and completed privately.

As a matter of background, we believe that there are fundamental differences between executing written consents on the one hand and granting irrevocable proxies on the other. The execution and delivery of a written consent of unitholders whose ownership would be sufficient to approve the transaction in question results in approval of the matter as of the time of delivery of the written consents and negates the need to obtain a unitholder vote after the Registration Statement has been declared effective and by soliciting all unitholders of Solsys as to whether they will approve the transactions. Accordingly, once such a written consent is delivered, the legal act of obtaining unitholder approval would have occurred, and there would be no need for any further action on the part of unitholders to approve the matter. In contrast, the granting of an irrevocable proxy by a unitholder does not, in and of itself, legally result in approval of the matter in question by

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

the target company’s unitholders, including those that executed a lock-up agreement. Rather, a unitholders meeting must be duly convened by the target company board of managers or the target company must solicit written consents from all unitholders, including those that have, pursuant to the support agreements, agreed to vote in favor of the transactions, and the requisite unitholder vote must be obtained in order for the action to be duly approved by unitholders. Accordingly, notwithstanding the delivery of an irrevocable proxy, there are further actions that must be taken by both the target company and its unitholders before the legal act of obtaining unitholder approval can occur. Again, in the irrevocable proxy context, all unitholders, including those that have not agreed to a voting agreement/irrevocable proxy, are entitled to vote whereas non-consenting unitholders in the written consent context are not provided an opportunity to exercise their unitholder franchise once the requisite consents have been obtained.

As noted in C&DI 239.13 and Release No. 33-7606A, the Staff has recognized that voting agreements in the context of business combination transactions serve legitimate business reasons. It is extremely common for voting agreements to be accompanied by irrevocable proxies. Irrevocable proxies are merely a means to implement the terms of the voting agreements. Both voting agreements and irrevocable proxies are contractual in nature. Accordingly, we believe that there is little distinction between entering into a voting agreement alone and entering into a voting agreement in conjunction with granting an irrevocable proxy that implements the terms of the voting agreement in that both are contractual obligations that a particular unitholder agrees its shares will be voted in the agreed upon manner. Should the Staff take the position that granting an irrevocable proxy is analogous to delivery of a written consent and therefore an offer and sale for purposes of Section 5, then, because the irrevocable proxy merely implements the terms of the voting agreement, such a position could call into question the Staff’s general position that voting agreements in the context of business combination transactions are permissible under certain circumstances.

In the instant case, we believe that there are other factors compelling the conclusion that the granting of an irrevocable proxy is not an offer and sale that has been completed privately. In particular, there is a significant period of time from (1) the time the support agreements were executed and irrevocable proxies were granted, and (2) the time of execution of the written consents of the requisite number of Solsys unitholders, which should be viewed as the time of the “sale” for purposes of Section 5 of the Securities Act and will only occur after the Registration Statement has become effective.

Any of the Solsys unitholders that entered into support agreements and granted irrevocable proxies can breach their obligations under the support agreement and take steps to void the proxies, including instructing the proxy holders to not vote their proxies.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Finally, there are many Solsys unitholders that have not entered into the support agreements and granted irrevocable proxies. Accordingly, there are a relatively significant number of Solsys unitholders that are unfettered in their ability to vote on the business combination.

In light of the significant differences between granting irrevocable proxies and the delivery of written consents, we believe that the application of Section 5 of the Securities Act to irrevocable proxies in the business combination context does not result in the private offer and sale of securities.

Risk Factors, page 29

4.

Please add a risk factor to address the obligation to pay the representative’s expenses as mentioned on page 116; clarify when the obligation ends. Also add a risk factor to address the material difference in tax consequences of an investment in Solsys Medical LLC and New Misonix, Inc; provide us your analysis of whether Regulation S-K Item 601(b)(8) requires an opinion regarding the disclosure.

Response: In response to the Staff’s comment, the disclosure on pages 36 and 48 of Amendment No. 1 has been revised. We respectfully advise the Staff that pursuant to Regulation S-K Item 601(b)(8), tax counsels’ tax opinions will include disclosures in the Registration Statement, to the extent they constitute matters of U.S. federal income tax law or legal conclusions with respect thereto.

New Misonix’s operating results may fluctuate..., page 34

5.	Please reconcile your fourth bullet point which seems to indicate that New Misonix may manufacture TheraSkin with your disclosure on page 135 that TheraSkin is manufactured by LifeNet.

Response: In response to the Staff’s comment, the disclosure on page 37 of Amendment No. 1 has been revised.

New Misonix may not be able to effectively protect its intellectual property rights, page 41

6.	Please tell us when material patents related to the business of New Misonix and Solsys Medical expire.

Response: In response to the Staff’s comment, we supplementally advise the Staff that material patents related to the business of Misonix expire at various dates from

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

September 10, 2019 to April 29, 2037. We also advise the Staff supplementally that Solsys does not hold any patents that are material to its business. Instead, LifeNet uses a proprietary process to process TheraSkin, which is a trade secret of LifeNet.

As a privately held entity, Solsys was not required to comply with the reporting requirements..., page 46

7.

We note the reference to corporate governance reforms in Note 10 to the financial statements contained in Misonix’s Form 10-Q for the quarterly period ended March 31, 2019. If material, in an appropriate section of your prospectus, please disclose whether New Misonix will be subject to those reforms.

Response: In response to the Staff’s comment, the disclosure on page 49 of Amendment No. 1 has been revised.

Reasons for the Charter Amendments, page 60

8.	Within your disclosure of each amendment, please balance your discussion of advantages of each amendment with disclosure of the disadvantages of the amendment.

Response: In response to the Staff’s comment, the disclosure on pages 63-65 of Amendment No. 1 has been revised.

The Transactions, page 66

9.	You may not disclaim responsibility for your disclosure. Please revise the penultimate sentence of the first paragraph of this section accordingly.

Response: In response to the Staff’s comment, the disclosure on page 70 of Amendment No. 1 has been revised.

Background of the Transactions, page 67

10.

We note the disclosure that on March 8, 2019, the term sheet contemplated that Solsys’ unitholders would receive 37% of the outstanding shares of Misonix on a fully-diluted basis as merger consideration. Revise to indicate the basis for the percentage of Misonix that was offered as merger consideration.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, the disclosure on page 76 of Amendment No. 1 has been revised.

11.	Please provide us with all materials, including any board books, provided by the financial advisors to either the Misonix or Solsys boards.

Response: In response to the Staff’s comment, we are providing under separate cover:

•

The presentation materials prepared by Berkeley Research Group, LLC (“BRG”) in connection with its opinion, dated May 2, 2019, to the Board of Directors of Misonix, Inc. summarized under the caption “Opinion of Misonix’s Financial Advisor”; and

•	The materials prepared by J.P. Morgan Securities (“J.P. Morgan”) in connection with its presentations to the Board of Directors of Misonix, Inc. on March 5, 2019 and April 28, 2019.

The presentations are being provided to the Staff under separate cover for BRG and J.P. Morgan, respectively, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, Misonix will request that the materials be returned promptly following completion of the Staff’s review thereof. Misonix will also request confidential treatment of the BRG and J.P. Morgan materials, respectively, pursuant to the provisions of 17 C.F.R. § 200.83.

Canaccord Genuity, LLC (“Canaccord”) did not prepare written materials specifically for the Board of Managers of Solsys Medical, LLC. On two separate occasions Canaccord prepared discussion materials for meetings it held with representatives from SV Health Investors and 1315 Capital (the “Series E Holders”) who have representatives on the Solsys Board. The information in these presentations was discussed at a Solsys Board meeting held on April 23, 2019. The presentations will be provided to the Staff under separate cover by Canaccord on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, Canaccord will request that the Canaccord materials be returned promptly following completion of the Staff’s review thereof. Canaccord will also request confidential treatment of the Canaccord materials pursuant to the provisions of 17 C.F.R. § 200.83.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

12.	Please provide the disclosure required by Form S-4 Item 4(b) regarding the report and opinion of Canaccord mentioned on pages 70 and 78 and the report of J.P. Morgan mentioned on pages 77 and 79.

Response: In response to the Staff’s comment regarding Canaccord, the disclosure on page 70 of Amendment No. 1 has been revised to delete any reference to Canaccord at the January 9, 2019 meeting. The Company respectfully submits that the presentation regarding potential rationales for a merger referenced on page 74 of Amendment No. 1 that Canaccord provided to the Misonix board member does not constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form S-4. This presentation was referred to in the registration statement merely to provide Solsys members with a complete description of the background of the transaction and not because Solsys or Misonix regards the presentation to be material. With respect to the May 2, 2019 meeting that Canaccord attended as described on page 82 of Amendment No. 1, please be advised that Canaccord did not provide a report, opinion or appraisal and there is no reference to Canaccord providing such a report. As a result, New Misonix respectfully submits that no disclosure required by Form S-4 Item 4(b) is required with respect to Canaccord.

In response to the Staff’s comment regarding J.P. Morgan, New Misonix respectfully submits that the preliminary information referenced on page 75 of Amendment No. 1 that J.P. Morgan provided to the Misonix board member does not constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form S-4. The preliminary information provided by J.P. Morgan is referred to in the Registration Statement simply to provide shareholders with a full and complete description of the Misonix board’s robust deliberative process and the extensive information and advice received by the Misonix board and not because Misonix regards the preliminary information to be material. The Company believes that the written opinion, dated May 2, 2019, delivered by BRG to the Misonix board is the only “report, appraisal or opinion” required by Item 4(b) of Form S-4 to be summarized in the Registration Statement. New Misonix believes the disclosures in the Registration Statement relating to J.P. Morgan provide shareholders with the material aspects of the Misonix board’s decision-making process taking into account J.P. Morgan’s input. Based on these considerations, New Misonix respectfully submits that no disclosure required by Form S-4 Item 4(b) is required with respect to J.P. Morgan.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Positive Factors, page 84

13.

We note your disclosure that the combined company could achieve annual cost savings and synergies. Please provide more detailed disclosure about the cost savings and synergies, particularly in light of the transaction structure in which it appears that Misonix and Solsys will operate as separate wholly owned subsidiaries of New Misonix. If that transaction structure could limit savings and synergies, please clarify.

Response: In response to the Staff’s comment, the disclosure on page 85 of Amendment No. 1 has been revised.

Accelerated Vesting of Series F Profits Interest Awards, page 86

14.	Disclose how the number of shares of New Misonix common stock will be determined given any changes in the share price of Misonix common stock as of the closing date.

Response: In response to the Staff’s comment, the disclosure on page 90 of Amendment No. 1 has been revised.

Opinion of Misonix’s Financial Advisor, page 87

15.	Please clarify if BRG reviewed the new Distribution and Supply Agreement referred to in the second to last paragraph on page 134.

Response: In response to the Staff’s comment, the disclosure on page 142 of Amendment No. 1 has been revised.

16.

Please quantify the fees mentioned in the first and second paragraphs under the heading “Miscellaneous” on page 95. Also, please file the financial advisor’s consent to the references to it in the section under the heading “Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys.”

Response: In response to the Staff’s comment, the disclosure on page 100 of Amendment No. 1 has been revised. We have additionally added to BRG’s consent the reference to the heading “Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys” in Exhibit 99.3 to Amendment No. 1.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Discounted Cash Flow Analysis, page 90

17.

Please revise this section to explain how BRG determined the estimated ranges of weighted average cost of capital used in its analysis. Please also revise to provide additional detail on the “beta and financial metrics reflecting the broader financial markets” used in the capital asset pricing model.

Response: In response to the Staff’s comment, the disclosure on page 95 of Amendment No. 1 has been revised.

Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys, page 95

18.	We note your disclosures on page 97 and 109.

•

Please be advised that, notwithstanding the inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information are required to make the information included in your filing not misleading.

•

Please reconcile your statement on page 97 that J.P. Morgan and Canaccord disclaim any association with the information with your disclosure on page 96 that portions of the information were prepared with the assistance of those entities, and provide us your analysis of whether the consent of those entities must be filed with your registration statement.

Response: In response to the Staff’s comment, New Misonix acknowledges that, notwithstanding the inclusion of general disclaimers, it is responsible for considering whether additional specific disclosures of material information are required to make the information included in its filing not misleading. Additionally, the disclosure on page 101 of Amendment No. 1 has been revised.

Selected Unaudited Prospective Financial Information, page 98

19.

We note that the prospective financial information is subject to assumptions and estimates. Please disclose the principal material assumptions and estimates underlying this information, and the key operating assumptions underlying the projections through 2029 mentioned on page 90.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, the disclosure on pages 103 and 104 of Amendment No. 1 has been revised.

20.	Please tell us how the Misonix projections disclosed here differ from the projections mentioned in the first paragraph on page 71. Also:

•	disclose the cash flow and cash needs projections mentioned on page 73 and 74, the quarterly projections mentioned on page 74, and the key cash flow items mentioned on page 90.

•	clarify whether your statement on page 96 regarding “certain significant elements” means that you have disclosed all of the material projections.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the Misonix projections disclosed on page 95 of Amendment No. 1 differ from the projections mentioned in the sixth paragraph on page 78 of Amendment No. 1 in the following manner: the Misonix projections described on page 78 were not prepared by Misonix, these projections were prepared by Canaccord using published analyst data along with Canaccord’s adjustments to those forecasts which included differences in comparisons of revenue and net income. Neither Misonix nor Solsys relied on the projections of Misonix prepared by Canaccord and presented at the meeting described. In addition, the disclosure on pages 101 of Amendment No. 1 has been revised.

Financing Related to the Transactions, page 100

21.

Please provide us your analysis of whether the $4 million offering of Series E units requires investors to make an investment decision in your common stock registered for sale on this registration statement.

Response: In response to the Staff’s comment, we respectfully assert that the $4 million offering of Series E Preferred Units (the “Offering”) does not require investors to make an investment decision with respect to the New Misonix common stock being registered on the S-4. In this regard, we note the following:

•	The Offering is being made by Solsys to its existing members, on a private placement basis, pursuant to its Operating Agreement;

•

The Offering is a separate investment decision from the decision whether to consent to the merger. Given that the proceeds of the Offering are being used for Solsys’ working capital purposes, the Offering will be closed whether or not the

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

merger is consummated. As such, in the Offering, Solsys members are making a decision relating to a further investment in Solsys through an investment in the Series E Preferred Units which investment is irrevocable, whether or not the merger is consummated;

•

Solsys members are not obligated to participate in the Offering and their decision not to participate will not in any way affect their right to consent, or not, to the merger transaction or to have their units exchanged for New Misonix common stock if the merger is approved; and

•

Separately, Solsys members will have the opportunity to consider and evaluate the merger transaction based on information and disclosures in the Registration Statement, and will make an investment decision whether to consent to the merger transaction based on such information.

Material U.S. Federal Income Tax Consequences of the Mergers, page 102

22.

Please revise to clarify why counsel carves out “the unearned income Medicare contribution tax” in this context. Also, clarify (1) the tax consequences of the “distribution” mentioned on page 105, and (2) how consideration placed in escrow affects the disclosure in this section. For example, will the equity holders be deemed to have received the shares placed in escrow at the time of the closing of the merger? What is the effect of those shares being released back to the issuer?

Response: In response to the Staff’s comment, the disclosure on page 102 of Amendment No. 1 has been revised.

23.

Your disclosure in the last full paragraph on page 103 suggests that counsel’s tax opinions may not contain the assumptions that are described in the first sentences under “U.S. Federal Income Tax Consequences to U.S. Holders of Misonix’s Shares” and “U.S. Federal Income Tax Consequences to U.S. Holders of Solsys Membership Interests.” Since it is not clear if counsel will be making those assumptions, and those assumptions appear to assume away legal determinations necessary for the ultimate opinions on the tax consequences, please tell us why the disclosed assumptions are appropriate.

Response: In response to the Staff’s comment, the disclosure on page 109 of Amendment No. 1 has been revised.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

The Agreement and Plan of Merger, page 106

24.

We note your disclosure that the merger agreement and the “Description of the Merger Agreement” discussion are not intended to provide any other factual information about Misonix, Solsys or New Misonix, Merger Sub One, or Merger Sub Two, and that information can be found elsewhere. We also note your disclosure on page 109 regarding assertions made solely for the purposes of the contract. Please revise to remove any potential implication that the referenced merger agreement and discussion do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the disclosure on page 113 of Amendment No. 1 has been revised. In addition, we additionally respectfully assert that the disclosure on page 116 of Amendment No. 1 regarding the fact that representations and warranties in the merger agreement are made solely for the purposes of the transactions are necessary to advise shareholders of Misonix and unitholders of Solsys that they should not rely on the substance of the representations and warranties because they are subject to exceptions and qualifications included in Misonix’s filings with the SEC (pursuant to the provisions of the merger agreement) and the disclosure schedule negotiated by the parties. It does not disclaim the accuracy of the description of the representations and warranties that are contained in the merger agreement and described in the joint proxy and consent solicitation statement/prospectus. We have revised the disclosure on page 113 of Amendment No. 1 to clarify the foregoing.

Certificate of Incorporation, page 107

25.	We note your reference to two versions of the certificate of incorporation attached as Annex B; however, Annex B appears to include one version. Please clarify.

Response: In response to the Staff’s comment, the disclosure on page 171 of Amendment No. 1 has been revised.

Directors and Officers of New Misonix, page 107

26.	We note your disclosure regarding who will serve as directors of New Misonix. Please file all consents required by Securities Act Rule 438.

Response: In response to the Staff’s comment, the disclosure on pages 168 and 169 of Amendment No. 1 has been revised. In addition, we respectfully advise the staff that all consents by individuals that will serve as directors of New Misonix and who have not signed the Registration Statement, in accordance with Securities Act Rule 438, have been filed as Exhibits 99.4 and 99.5, respectively.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Consideration in the Solsys Merger, page 108

27.

Please clarify the consideration to be issued for each membership interest, including units, equity appreciation rights, profit interest units, warrants, and any other relevant interest or right to an interest. The consideration should be stated in terms of the lowest amount that is assured to be issued. Disclosure may be included that there is a possibility of an increase in the stated consideration if amounts remain in the escrow account after the occurrence of stated events.

Clarify how this consideration is based on the relative economic rights as mentioned on the prospectus cover, and how fractional shares will be addressed. Also clarify:

•

how the consideration to be received may differ based on the price of Misonix common stock and the terms of the units as mentioned on page 8. Include as appropriate an illustrative table using a reasonable range of prices of Misonix common stock with columns indicating the respective exchange ratios and other relevant information. In this regard, given that it appears that the formula is based on the trading price of Misonix stock after the vote, please (1) disclose when the actual value of the consideration and number of shares to be issued per membership interest will be determined, and disclose, if true, that the actual value of the consideration and the number of shares to be issued may differ from the examples, and (2) disclose on the cover page that security holders will not know at the time they return their consents the number of shares they will receive.

•	the anticipated time period between the vote and closing.

•

the amount of partnership liabilities attributable to each of the membership interests exchanged by the Solsys members as mentioned on page 45. In this regard, given your reference to partnership liabilities here and the required dissolution mentioned on page F-16, please provide us your analysis of whether your agreement involves a roll- up transaction as defined in Regulation S-K Item 901(c).

•	how the shares remaining in the escrow account will be distributed among each membership unit under the terms of the operating agreement as mentioned on page 67.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

If managers and executive officers disproportionately own interests that are subject to an exchange ratio that materially differs from ratio to be received by holders of other interests, clarify the extent of this difference.

Response: In response to the Staff’s comment, the disclosure on pages 8, 114, 115 and 116 of Amendment No. 1 has been revised.

In addition, we respectfully advise the Staff that we do not believe disclosure of the amount of “partnership liabilities” is required to be disclosed as that amount is individual to each unitholder, based on such unitholder’s basis in the Solsys units.

We further respectfully advise the Staff that we do not believe that Solsys is a “partnership” as defined in Item 901(b) of Regulation S-K and the roll-up rules thus do not apply to the Solsys Merger. For the purposes of the 900 Series of Regulation S-K, a “partnership” is defined in Item 901(b)(2)(i) as a “finite life limited partnership”, further defined as an entity that:

(A) “operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time;” and

(B) “has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than reinvesting such proceeds or cash in the business.”

With respect to the “finite life” requirement, Solsys is a limited liability company organized to operate a medical device and products business and to engage in any lawful activity for which a limited liability company may be organized. It does not have a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations. Instead, it reinvests such proceeds or cash in its business. In addition, it does not have a finite term, but will continue unless it is dissolved in accordance with the Operating Agreement. Events causing dissolution include (a) the Board of Managers and the Series E Preferred Members determine to dissolve New Misonix; (b) at such time as there are no Members; (c) an event that makes it unlawful for all or substantially all of the business of Solsys to be continued or (d) the entry of a decree of judicial dissolution.

The reference to “partnership liabilities” on page 32 of Amendment No. 1 merely reflects that solely for tax purposes, Solsys is treated as a “partnership.” Solsys is not deemed a partnership for any other purpose.

For the above reasons, we do not believe that the merger agreement involves a roll-up transaction as defined in Regulation S-K Item 901(c).

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

In response to the Staff’s comment regarding whether managers and executive officers disproportionately own interests, please be advised that managers and executive officers generally own common units and do not disproportionately own interests that are subject to an exchange ratio that materially differs from the ratio to be received by holders of other interests.

Lock-up, page 117

28.	Please disclose the number of shares subject to the lock up mentioned here and on page 122. Also, tell us which exhibit represents the lock-up agreement.

Response: In response to the Staff’s comment, the disclosure on page 130 of Amendment No. 1 has been revised. We supplementally advise the Staff that the form of lock-up has been filed as Exhibit 10.5 to Amendment No. 1.

Indemnification by the Solsys Unitholders, page 121

29.	Clarify how the shares held in escrow will be valued if they are used to satisfy any indemnification claims.

Response: In response to the Staff’s comment, the disclosure on page 129 of Amendment No. 1 has been revised.

Note 2 - Financing Transactions and Revenue Recognition, page 129

30.

We note that you performed a preliminary review of Solsys’ revenue streams and determined that no pro forma adjustments related to ASC Topic 606 were necessary for the nine months ended March 31, 2019. We also note from Solsys’ disclosures on page F- 30 that the company is still in the process of determining the effect related to ASC 606. In light of this disclosure, please explain to us how management concluded no pro forma adjustments were necessary. Clearly describe to us the procedures management performed in making this determination.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Misonix performed a preliminary review of Solsys’s revenue streams that included discussions with members of its management team and representatives from its outside auditors. Through these procedures, Misonix determined that Solsys primarily sells products in a typical ship and bill scenario, FOB origin. There were no significant contracts with any customers that were not initiated under the standard contract between Solsys and its customers as evidenced through its purchase order and sales order system.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Below is a summary of the conclusions we reached regarding Solsys’ revenue:

Contract Terms

Solsys’s contract with the customer utilizes a purchase order with standard terms and conditions which is confirmed in a sales order, and a subsequent customer invoice.

Contracts are executed and effective upon receipt of a purchase order by the customer and the return of a sales acknowledgement by Solsys. Termination conditions exist only by force majeure. Pricing is based on a set price list and is final upon acknowledgment of the sales order. Control of the product passes at the time of shipment to the customer.

The Company analyzed a typical contract through the following process:

Step 1 - Identify Contracts With Customers

Based upon the terms and conditions, and known and accepted business practices, we concluded that there is one distinct contract type that exists for all ship and bill transactions. Characteristics of this type of contract are as follows:

•

Solsys considers customer purchase orders, governed by standard terms and conditions and accepted business practices, to be considered contracts with customers. The sales invoice memorializes the contract between Solsys and the customer.

•	Pricing is determined by the customer purchase order and memorialized through the customer invoice.

Terms typically include shipping at FOB origin unless dictated differently by the agreed-upon sales agreement.

Solsys is responsible for collecting and remitting sales taxes, and as such New Misonix has assumed adoption of the practical expedient to report all taxes net, which is similar to the approach taken by Misonix.

Step 2- Identify Performance Obligations

Under ASC 606-25-14 a performance obligation is considered to be a promise in a contract with a customer to transfer to the customer either: a) a good or service (or a bundle of goods or services) that is distinct or b) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Solsys sells medical products related to wound care. Under the guidance in ASC 606, if those goods are distinct, the promises contained within the purchase orders are performance

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

obligations and are accounted for separately. In accordance with ASC 606-10-25-20, Solsys’ products are distinct in the fact that they are sold separately and can function without additional products and therefore the customer can benefit from the use of the product when control is achieved. Additionally, the promise by Solsys to deliver the product to the customer is separately identifiable from any other promises in the contract as the standard contracts include separate line items and pricing for products as the promises are also determined to be distinct.

Steps 3 and 4 - Determine the Transaction Price and Allocate the Transaction Price

The product price as specified on the purchase order is considered the standalone selling price as it is an observable input which depicts the price as if sold to a similar customer in similar circumstances. In the event that Solsys issues volume discounts or other pricing concessions, the product price would be agreed to in the contract and memorialized in the purchase order. In the event that a contract contains product shipments agreed to at bundled pricing, Solsys would allocate the transaction price to all elements of the contract based upon standalone selling prices.

Step 5 – Recognize Revenue

Revenue will be recognized when control of the product is transferred to the customer (i.e., when Solsys’ performance obligation is satisfied), which typically occurs at shipment, but may vary depending upon the terms reached with the customer in rare instances (in the event that control transfers upon delivery rather than shipment). Solsys ensures that the terms with the customer are adhered to with regard to proper cut-off. Further, in determining whether control has transferred, Misonix considered if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer.

Sales to customers are made under terms allowing certain discounts, allowances, and limited rights of return, but historically these items have not been material to Solsys’ results of operations. Management of Misonix evaluated the probability and significance of a reversal of revenue in order to determine the estimated discount in determining the transaction price at contract inception, noting that these discounts and returns and allowances were not material to the operations of Solsys.

Conclusion

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Currently, Solsys recognizes revenue on a bill and ship basis when the products are sold to the end customer at the price stated in the purchase order. Based on the above Misonix believes that revenue recognition under ASC 606 will result in a similar conclusion.

Other Provisions:

Misonix also analyzed certain other costs associated with obtaining a contract or contract termination costs related to standard ship and bill transactions of Solsys and determined that it was likely that there were no material costs associated with these contracts based upon the volume of such contracts and the short duration of such contracts.

Shipping and handling costs are borne by Solsys, and there are no shipping and handling activities occurring after the customer has obtained control of the goods. In the event that this were to occur, Solsys would elect the practical expedient such that these costs would be considered fulfillment costs rather than an additional performance obligation.

Solsys sales representatives have commission plans that provide them a sales commission on each sale. Commissions are earned when the shipment is made and the sale has been invoiced. All commissions are commensurate with each sale and as such Misonix believes the benefit period for each sale is the purchase order period which is satisfied upon shipment. Accordingly, the benefit period is less than 12 months and a practical expedient to expense as incurred is to be applied.

Note 3 - Pro Forma Adjustments

Preliminary Purchase Price Adjustments, page 129

31.

We note intangible assets have been assigned a fair value of approximately $21.8 million and a weighted average useful life of approximately 20 years. Please revise your filing to disclose how you determined the fair value and useful lives assigned to intangible assets acquired, including any significant uncertainties associated with valuations and useful lives.

Response: In response to the Staff’s comment, the disclosure on page 138 of Amendment No. 1 has been revised.

32.

As a related matter, we note from the disclosures on page F-28 that Solsys’ supply and distribution agreement for TheraSkin has a current term through October 26, 2027 and a three year renewal option. Please tell us how these contractual restrictions were considered in determining the fair value and useful life of the TheraSkin trade name.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, we respectfully advise the Staff that the TheraSkin Distribution and Supply Agreement did not have a material impact on the determination of fair value and useful life of the TheraSkin trade name. Misonix considered the importance of the TheraSkin Distribution and Supply Agreement, spoke with Solsys management regarding alternative suppliers and determined that a supplier agreement could be negotiated with other suppliers if necessary. Solsys is the registered owner of the TheraSkin trade name and is able to continue using that name on product supplied to it by suppliers other than LifeNet.

Pro Forma Adjustments to the Statement of Operations for the Year Ended June 30, 2018, page 131

33.	Reference is made to adjustments (j) and (p). Please revise to disclose the gross impact of the interest expense adjustments.

Response: In response to the Staff’s comment, the disclosure on pages 139 and 140 of Amendment No. 1 has been revised.

34.

Reference is made to adjustments (l) and (r). Please revise to explain how you determined the depreciation expense adjustments related to your step-up of property, plant and equipment including the useful lives.

Response: In response to the Staff’s comment, the disclosure on page 140 of Amendment No. 1 has been revised.

35.

Reference is made to adjustments (n) and (u). Please explain to us why the elimination of the Solsys interest expense charges for financing exit fees of $118,000 and $63,000 for the year ended June 30, 2018 and nine months ended March 31, 2019, respectively, are presented as additions to interest expense.

Response: In response to the Staff’s comment, the disclosure on page 136 of Amendment No. 1 has been revised.

Business of Solsys, page 133

36.

Please tell us whether you or Solsys paid for the studies, publications or data mentioned in this section, and whether there have been material adverse results from use of the product reported in studies or otherwise. If Misonix or Solsys were affiliated with the preparation of any of the data included in the prospectus, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, we supplementally advise the Staff that with respect to the studies referenced in the registration statement under “Business of Solsys” (a) Solsys sponsored and paid for the Sanders (2014) study and the DiDomenico (2011) study; (b) Solsys paid the administrative costs associated with securing and maintaining Institutional Review Board approval for the Towler (2018) study; (c) LifeNet sponsored and paid for the Landsman (2011) study; (d) with respect to the Landsman (2016) study, which was not a clinical study, but rather a scientific characterization study, LifeNet paid for the bench top analysis and all authors were either employees of LifeNet or paid consultants of Solsys; and (e) two authors of the Wilson (2016) study are key opinion leaders (“KOLs”) of Solsys, but no compensation paid by Solsys to the KOLs was related to their work on this study. Solsys did not fund and had no affiliation with the Budny (2013) study. We also supplementally advise the Staff that there have been no material adverse results from the use of the product reported in the studies. Other than as described above, neither Misonix nor Solsys were affiliated with the preparation of any of the data included in the prospectus. The disclosure on page 144 of Amendment No. 1 has been revised.

Dependence on LifeNet, page 139

37.	We note the second paragraph of this section. Please disclose the material termination provisions. Also disclose in this section the duration of the agreement.

Response: In response to the Staff’s comment, the disclosure on page 147 of Amendment No. 1 has been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Solsys Results of Operations, page 145

38.

We note in the discussion of your revenue that you present a measure of “if all sales of TheraSkin were reported as net sales, whether by LifeNet or Solsys as vendor of record.” As this appears to be a non-GAAP measure, please tell us how you considered the guidance of Item 10(e) of Regulation S-K and Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, we respectfully assert that the phrase “if all sales of TheraSkin were reported as net sales, whether by LifeNet or Solsys as vendor of record” in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Solsys was not intended as an alternative, non-GAAP measure of

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Solsys’ revenue for the relevant period but rather to provide the sum of all net sales of TheraSkin for each period presented whether such sales were generated by LifeNet or Solsys. We believe this provides a more appropriate year-over-year comparison of overall demand for, and sales of, TheraSkin. The disclosure on pages 153 and 154 of Amendment No. 1 has been revised to separately state the revenue from sales of TheraSkin made by LifeNet and the revenue from sales of TheraSkin made by Solsys. We respectfully assert that the revised disclosure does not comprise disclosure of a non-GAAP financial measure as the net sales disclosed for, and attributed to Solsys, reflects Solsys’ reported GAAP revenue for the reported period.

Revenue, page 146

39.

Please clarify the extent of the price increases absent the effect of product size mix and contractual price erosion. Also clarify what you mean by contractual price erosion, and describe any known trends related to your contractual prices, shipping and handling costs, or otherwise as required by Regulation S-K Item 303.

Response: In response to the Staff’s comment, the disclosure on page 154 of Amendment No. 1 has been revised.

General and Administrative Expenses, page 147

40.	Please expand your disclosure to discuss the magnitude of the increase absent the modification fee mentioned on page F-18.

Response: In response to the Staff’s comment, the disclosure on page 155 of Amendment No. 1 has been revised.

Liquidity and Capital Resources, page 147

41.	Please address the $2.1 million obligation mentioned on page F-38.

Response: In response to the Staff’s comment, the disclosure on page 159 of Amendment No. 1 has been revised.

Borrowing Arrangements, page 148

42.	Please clarify whether Solsys is currently in default under the terms of its debt arrangements.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, the disclosure on page 156 of Amendment No. 1 has been revised.

Summary Compensation Table, page 152

43.	Please provide the disclosure required by the Instructions to Regulation S-K Item 402(c)(2)(v) and (vi) or Item 402(n)(2)(v) and (n)(2)(vi), as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 160 of Amendment No. 1 has been revised.

Security Ownership of Certain Beneficial Owners and Management of Solsys, page 157

44.

Please provide the information required by Regulation S-K Item 403(a) for each class of Solsys voting securities and Item 403(b) for each class of equity securities. Also disclose (1) the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the Solsys securities held by the legal entities listed in the table, and (2) the effect of the transactions as required by Regulation S-K Item 201(b)(2)

Response: In response to the Staff’s comment, the disclosure on pages 163 through 167 of Amendment No. 1 has been revised. Solsys respectfully submits that a committee of members of each of 1315 Capital Solsys, Inc. and SV-Solsys Inc. exercises voting and dispositive powers with respect to the Solsys securities held by such entities and, accordingly, no natural person is required to be disclosed.

Management of New Misonix, page 159

45.	Please provide the information required by Regulation S-K Item 407(a) as required by Form S-4 Item 18(a)(7). Also, disclose all periods during which your CEO served as a director of Misonix.

Response: In response to the Staff’s comment, the disclosure on page 168 of Amendment No. 1 has been revised.

Description of New Misonix’s Capital Stock, page 161

46.	Please tell us the authority on which you rely to qualify your disclosure by reference to statutes as you do in the first paragraph of this section.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, the disclosure on page 171 of Amendment No. 1 has been revised.

Classified Board; Election and Removal of Directors; Filling Directors, page 163

47.

We note Section 5 of Article VI of Annex B. Please disclose the terms for removing directors and clarify, if true, that removal of directors would only be for cause and require approval by a shareholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock of New Misonix. Please ensure your disclosure regarding removal of directors on page 175 is consistent in this regard.

Response: In response to the Staff’s comment, the disclosure on page 173 of Amendment No. 1 has been revised.

Comparison of Shareholder Rights, page 164

48.	Please address sections 10 and 11 of the New Misonix bylaws.

Response: In response to the Staff’s comment, the disclosure on pages 185 and 189 of Amendment No. 1 has been revised.

49.

Please present separately on your form of proxy each material provision in New Misonix’s organizational documents that represents a material change from Misonix’s organizational documents if the change would require approval of Misonix shareholders under state law, the rules of a national securities exchange, or the Misonix organizational documents if proposed to be made directly in its own organizational documents. Consider for example the multiple amendments currently presented as one proposal beginning on page 59, the increase in authorized shares mentioned on page 167, and Article VIII Section 2 on page B-5. For guidance, see the Division of Corporation Finance’s “Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context)” available on the Commission’s website.

Response: In response to the Staff’s comment, the disclosure throughout Amendment No. 1 and in the form of proxy card has been revised to present separately each material provision in New Misonix’s organizational documents that represents a material change from Misonix’s organizational documents if the change would require approval of Misonix shareholders under state law, the rules of a national securities exchange, or the Misonix organizational documents if proposed to be made directly in its own organizational documents.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Incorporation of Certain Documents by Reference, page 185

50.

We note your disclosure that you are incorporating by reference the referenced documents filed after the date of your document and prior to the date of the special meeting of the Misonix shareholders. Since a meeting is not being held for the security holders of Solsys, please provide us with your analysis as to why you should not incorporate by reference the filings made by Misonix prior to the date on which the contemplated transactions are consummated. Also, please revise the reference to the Form 8-K filed on “January 22, 2019” to reflect its actual filing date.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the deadline for Solsys unitholders that will be set forth in the joint proxy and consent solicitation statement/prospectus will be a date that is prior to the date on which the Misonix shareholder meeting is held. As such, we respectfully submit that Misonix should not be required to incorporate by reference into the Registration Statement filings made by Misonix after the date on which the requisite consents to the transactions of the Solsys unitholders and the Misonix shareholders have been obtained.

51.

We note your incorporation by reference of the description of “our common stock” contained in Misonix’s Form 8-A and subsequent amendments. Please tell us if this is intended to supersede the description of New Misonix’s capital stock included in the S-4 or revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 200 of Amendment No. 1 has been revised to remove the reference.

52.	Please reconcile the last paragraph on page 185 with the documents filed under Rule 425.

Response: In response to the Staff’s comment, we respectfully advise the Staff that documents filed under Rule 425 are incorporated by reference and form a part of the Registration Statement.

Solsys Medical, LLC Financial Statements for the Years Ended December 31, 2018 and December 31, 2017

Note 1 – Nature of Business and Significant Accounting Policies

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Revenue Recognition, page F-10

53.

We note that beginning in July 2018 you began recognizing sales of Theraskin on a gross basis. Please describe to us the material changes in your agreement with LifeNet Health that changed your revenue recognition from a net to gross basis. Clearly explain to us the factors you considered in determining to report sales from TheraSkin as a principal.

Response: In response to the Staff’s comment, we supplementally advise the Staff that as a result of the following material changes to the Distribution and Supply Agreement between LifeNet and Solsys, Solsys concluded that the revenue relating to the supply agreement should be recognized on a gross basis:

•

Under the prior supply agreement, Solsys simply acted as broker for the product. Specifically, Solsys’ sales persons simply took orders for the product, passed those orders on to LifeNet and received a commission from LifeNet for such sales. LifeNet was directly responsible to the customer for filling that order. Under the revised supply agreement, Solsys contracts directly with the customer for their purchase of the product from Solsys. Solsys then purchases the product from LifeNet and is directly and solely obligated to the customer to deliver the ordered product to the customer.

•

Under the prior supply agreement, Solsys never held title to the inventory and such inventory was never recorded on Solsys’ balance sheet. Under the revised supply agreement, title to the inventory passes from LifeNet to Solsys at the time the product is shipped to customers. As a result, Solsys has title to, and liability for, the product while it is in transit to the customer,

•

Under the prior supply agreement, the customer was in a direct purchase relationship with LifeNet and was obligated to pay LifeNet for the product. Under the revised supply agreement, the customer is obligated to pay Solsys for the product (and not LifeNet).

Solsys Medical LLC Financial Statements for the Three Month Periods Ended March 31, 2019 and 2018

Note 10 – Subsequent Events, page F-37

54.

We note that the fair value equity appreciation rights and Profit Interest Units were valued at $0 and that you were unable to reasonably estimate a fair value. Please tell us why you were unable to reasonably estimate a fair value and explain how these rights were accounted for in your pro forma financial statements.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Response: In response to the Staff’s comment, we supplementally advise the Staff that Solsys evaluated the Profits Interest Units (PIUs) at issuance and based on the substance of the awards they were accounted for in accordance with ASC 718 Stock Compensation. These awards were deemed to have a $0 value at issuance, based on an independent valuation, and are settled in common units upon a change in control of Solsys. For purpose of the pro forma financial statements, the Company included an adjustment to record the issuance date fair value as of March 31, 2019, the assumed date of the transaction. In response to the Staff’s comment, the disclosure “h” on page 139 of Amendment No. 1 has been revised to disclose the adjustment.

In addition, the equity appreciation rights (EARs) were also accounted for in accordance with ASC 718 and Solsys has been adjusting the liability to fair value each reporting period, which was deemed to be $0 through March 31, 2019. Despite the disclosure in Note 10 (Subsequent Events) to the March 31, 2019 Solsys financial statements, we have updated disclosure “h” on page 139 of Amendment No. 1 to reflect an adjustment for the fair value of the awards as of March 31, 2019, the assumed date of the transaction.

Exhibit Index, page II-5

55.

We note the last footnote on page II-6. Revise your index to mark which exhibits omit schedules, annexes or exhibits. Also, with respect to your reference to Item 601(b)(2) of Regulation S-K in your last footnote, please tell us if you are redacting information from any of your exhibits. If you are relying on Item 601(a)(5) to omit schedules (or similar attachments) to your exhibits, please revise as appropriate.

Response: In response to the Staff’s comment, we have revised the Exhibit Index included on page II-5 of Amendment No. 1 to mark those exhibits that omit schedules, annexes or exhibits. We supplementally advise the Staff that New Misonix is not redacting any information from exhibits to the Exhibits to the Registration Statement that have been filed therewith.

Exhibits

56.	Please file the employment agreements mentioned on page 22. Also, please show us how the proxy statement complies with Regulation S-K Item 402(t) and Rule 14a-21(c).

Response: In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised. With respect to the proxy statements’ compliance with Rule 14a-21(c), we respectfully advise the staff that the transactions will not result in any executive officer of Misonix being entitled to any form of compensation that is based on, or in any way, relates to the transactions as generally set forth in Item 402(t) of Regulation SK. At the Misonix Annual Meeting of Shareholders held on May 7, 2019, Misonix shareholders approved an advisory resolution on the compensation paid to Misonix executive officers and, at the same time, approved the option of voting on executive compensation every year. As the compensation arrangements of Misonix executive officers have not changed since that time, we do not believe Misonix is required to include such a resolution in the proxy statement until its Annual Meeting of Shareholders for the calendar year 2019.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

*    *    *    *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (949) 553-7528 or Krunal Shah at (404) 581-8362.

Very truly yours,

/s/ Jonn R. Beeson

Jonn R. Beeson

cc:	Securities and Exchange Commission

Eric Atallah

Kevin Kuhar

Misonix, Inc.

Stavros Vizirgianakis

Joseph Dwyer

Solsys Medical, LLC

Allan Staley

Jones Day

Krunal Shah

Justin Smith

Greenberg Traurig

Flora Perez

Laurie Green